UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

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Commission File Number: 001-33765

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AIRMEDIA GROUP INC.

17/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 100027
The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 28, 2018, AirMedia Group Inc. (the “Company” or “AirMedia”), AirMedia Technology (Beijing) Co., Ltd. (“AirMedia Technology”), a PRC subsidiary of the Company, Beijing AirMedia Shengshi Advertising Co., Ltd. (“AirMedia Shengshi”), a VIE of the Company, Mr. Herman Man Guo, the Company’s chairman and chief executive officer, Mr. Qing Xu, the Company’s director and executive president, Beijing Longde Wenchuang Investment Fund Management Co., Ltd. (“Longde Wenchuang”), Beijing Cultural Center Construction and Development Fund (Limited Partnership) (“Cultural Center”) and AirMedia Group Co., Ltd. (“AM Advertising”) entered into a memorandum of understanding (“MoU”) regarding the continuing performance of the parties’ respective obligations under the Equity Interest Transfer Agreement in respect of AM Advertising, dated June 15, 2015, by and among AirMedia, AirMedia Technology, AirMedia Shengshi, Mr. Guo and Longde Wenchuang (the “Original Agreement”) and the Supplement Agreement to the Original Agreement.

Under the Original Agreement, the Company sold 75% equity interests of AM Advertising for RMB2.1 billion in cash to Longde Wenchuang. Under the Supplemental Agreement, Longde Wenchuang assigned and transferred its rights and obligations under the Original Agreement relating to 46.43% equity interests of AM Advertising to Cultural Center. As part of the equity transfer transaction, the Company effected an internal business reorganization and transferred all its media business in airports (excluding digital TV screens in airports and TV-attached digital frames) and all billboard and LED media business outside of airports (excluding gas station media network and digital TV screens on airplanes) to AM Advertising to form the target business to be sold (the “Target Business”) and transferred its other business out of AM Advertising.

Under the MoU, the parties have agreed to certain payment arrangements in order to perform and comply with their respective obligations with respect to the profit target for 2015 and the earnout provision for the first nine months of 2015 under the Original Agreement and the shareholder loans between AM Advertising and AirMeia Shengshi. Additionally, pursuant to the MoU, the Company, AirMedia Technology, AirMedia Shengshi, Mr. Guo and Mr. Xu shall cease to engage in media business in airports (relating and only relating to in-flight TV, and excluding media business as part of WiFi business), and shall reserve the right to sell the 20.32% equity interests in AM Advertising either to one or more buyers or through an initial public offering. All parties to the MoU further agree that all current disputes including litigation and arbitration among the parties shall be deemed settled.

The foregoing summary description does not purport to be complete, and is qualified in its entirety by the MoU, a copy of which is filed to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRMEDIA GROUP INC.

By:	/s/ Herman Man Guo
	Name:	Herman Man Guo
	Title:	Chairman and Chief Executive Officer

Date: March 29, 2018

EXHIBIT INDEX

Exhibit No.	Description

99.1

English Translation of the Memorandum of Understanding, dated March 28, 2018, by and among AirMedia Group Inc., AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Shengshi Advertising Co., Ltd., Mr. Herman Man Guo, Mr. Qing Xu, Beijing Longde Wenchuang Investment Fund Management Co., Ltd., Beijing Cultural Center Construction and Development Fund (Limited Partnership) and AirMedia Group Co., Ltd.